September 2, 2020

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Ms. Mindy Rotter

Re:	Spirit of America Real Estate Income and Growth Fund (“Real Estate Fund”), Spirit of America Large Cap Value Fund (“Value Fund”), Spirit of America Municipal Tax Free Bond Fund (“Municipal Tax Free Bond Fund”), Spirit of America Income Fund (“Income Fund”), Spirit of America Income & Opportunity Fund (“Opportunity Fund”) and Spirit of America Energy Fund (“Energy Fund”), each a series of the Spirit of America Investment Fund, Inc.
Form NCSRs filed on February 5, 2020 and March 3, 2020
File Number: 811-08231

Dear Ms. Rotter:

On behalf of the Real Estate Fund, the Value Fund, the Municipal Tax Free Bond Fund, the Income Fund, the Opportunity Fund and the Energy Fund (each a “Fund” and together the “Funds”), each a series of the Spirit of America Investment Fund, Inc. (the “Company”) this letter is in response to the comments received on July 30, 2020 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Form NCSRs filed on February 5, 2020 and March 3, 2020 (the “Form NCSRs”) under the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of each comment, followed by the applicable Fund’s response.

1.	For all Funds, please confirm there are no open payables to directors at year end. These should be disclosed separately pursuant to Regulation S-X Rule 6-04.

RESPONSE: The Company confirms there are no open payables to directors at year end.

2.	Please confirm no components of accrued expenses or other liabilities should be separately classified on the Statement of Assets and Liabilities for the following Funds: Real Estate Fund, Value Fund, Municipal Tax Free Bond Fund, Income Fund and Opportunity Fund.

RESPONSE: The Company confirms that no components of accrued expenses or other liabilities should be separately classified on the Statement of Assets and Liabilities for the Real Estate Fund, Value Fund, Municipal Tax Free Bond Fund, Income Fund and Opportunity Fund.

3.	For the Opportunity Fund, “Other Expenses” appear to exceed 5% of “Total Expenses.” Please confirm that any category of “Other Expenses” has been separately identified in accordance with Regulation S-X, Rule 6-07.

RESPONSE: The Company confirms that with respect to the Opportunity Fund’s “Other Expenses,” there are no additional categories to separately define.

4.	Staff noted that the Energy Fund paid return of capital. Please confirm in correspondence that going forward when there has been a distribution of capital, a discussion of the distribution policy will be included in the Management Discussion of Fund Performance (“MDFP”).

RESPONSE: The Company confirms that a discussion of the distribution policy will be included in the MDFP of the Energy Fund for future applicable filings of Form NCSR.

5.	For the Energy Fund, the total return cited in the MDFP differs from the total return included in the audited financial highlights. Please confirm going forward that the difference will be explained in the MDFP.

RESPONSE: The Company confirms that the differences in total returns cited in the MDFP compared to the audited financial highlights will be explained in the MDFP in future applicable filings of Form NCSR.

6.	The Value Fund held approximately 32% of the value of fund investments in the Information Technology Sector. The Value Fund’s most recent prospectus does not include sector risk disclosure. If a fund consistently invests a significant percentage of its assets in a particular sector (e.g., for a period of 3 or more years), please explain why the identification of the sector, including the strategies and risks of investing in that sector, are not disclosed in the fund’s prospectus. Apply this comment across all Funds.

RESPONSE: The Value Fund does not intend to focus investments in the Information Technology sector as a principal investment strategy. The Value Fund’s portfolio is a reflection of stock selection in the large cap value segment of the U.S. equity market using the Adviser’s investment process which includes an evaluation of the valuation factors outlined in the Fund’s prospectus. The Value Fund’s sector allocations will vary over time and its holdings in the Information Technology sector are a reflection of market conditions, which may change. The Company believes that the Value Fund’s principal investment strategy and related risks are properly disclosed. However, the Company commits to add an Information Technology Sector Risk (similar to the one provided below) for the Value Fund with its next registration update if the Value Fund invests a significant percentage of its assets in the Information Technology sector at that time. The Company also commits to reevaluate its strategy and risk disclosure for each Fund on this topic in connection with its next registration statement update to determine whether specific sector strategy and/or risk disclosure should be included for a Fund.

Information Technology Sector Risk. The information technology sector includes companies in the software and services, technology hardware and equipment and semiconductors and semiconductor equipment industry groups. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on their profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies

7.	For the Real Estate Fund, please explain in correspondence why the fund objective noted in the MDFP differs from the objective in the fund’s current prospectus and notes to financial statements.

RESPONSE: The Company believes that while the language used to describe the Real Estate Fund’s investment objective in the MDFP isn’t identical to the investment objection as stated in the Fund’s prospectus, the meaning conveyed is substantially similar. The Company will conform the language in the MDFP to the Real Estate Fund’s stated investment objective in its prospectus in future filings of Form NCSR.

8.	Please confirm that each applicable Fund has complied with the shareholder notice requirement regarding return of capital (Section 19(a) of the 1940 Act). Also please explain in correspondence where the notices are located on each applicable Fund’s website. (See “Dear CFO” Letter published by SEC’s Division of Investment Management on 11/22/19.)

RESPONSE: The Company confirms that each applicable Fund has complied with the shareholder notice requirement regarding return of capital (Section 19(a) of the 1940 Act). The Energy Fund’s Rule 19a-1 notice is published on the Funds’ website at https://www.soafunds.com/soaex and can be accessed by clicking on the link for the Rule 19a-1 notice at the bottom of this web page. The Real Estate Fund’s Rule 19a-1 notice is published on the Funds’ website at https://www.soafunds.com/soaax and can be accessed by clicking on the link for the Rule 19a-1 notice at the bottom of this web page. The Opportunity Fund’s Rule 19a-1 notice is published on the Funds’ website at https://www.soafunds.com/soaox and can be accessed by clicking on the link for the Rule 19a-1 notice at the bottom of this web page. The Income Fund’s Rule 19a-1 notice is published on the Funds’ website at https://www.soafunds.com/soaix and can be accessed by clicking on the link for the Rule 19a-1 notice at the bottom of this web page. In addition, IRS Forms 8937 are accessible on the websites for each of these four Funds and each month a statement insert is included with Section 19 disclosure for each of these four Funds.

9.	Please explain in correspondence why there is no discussion of use of derivatives in the MDFP for the Real Estate Fund. Please review MDFP across the Fund complex and confirm in correspondence that, going forward, each Fund authorized to use derivatives will, if applicable, include a discussion of such use in its MDFP.

RESPONSE: The Company is of the view that the MDFP for the Real Estate Fund appropriately discussed the factors that had the largest impact on the Fund’s performance during the period. There is no discussion in the MDFP regarding the use of derivatives in the Real Estate Fund because the Fund’s use of derivatives represents an immaterial amount of the Fund’s overall portfolio and the derivative positions did not significantly contribute positively or negatively to the Fund’s performance. The Company confirms that if derivatives are used by a Fund in a way that is material to that Fund’s portfolio, then a discussion regarding the applicable Fund’s use of derivatives will be included in the MDFP in future filings of Form NSCR.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy

Margaret M. Murphy

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